Exhibit 99.1

Genius Group Cancels 20,000,000 Company Shares, equivalent to 16% of Public Float

Brings This Week’s Total Reduction in Issued Capital to 26.6 Million Shares, Equivalent to Approximately 22% of Public Float.

SINGAPORE, June 17, 2026 - Genius Group Limited (NYSE American: GNS) (“Genius Group”, “GNS” or the “Company”), a leading AI-powered education group, today announced that it has returned and cancelled 20,000,000 Class A Ordinary Shares in relation to shares issued under the Company’s Asset Purchase Agreement with Entrepreneur Resorts Ltd (“ERL”). The amount of shares cancelled is equivalent to 16% of the Company’s public float.

Today’s cancellation follows the Company’s repurchase and cancellation of 6,600,000 Class A Ordinary Shares announced on June 12, 2026. Taken together, the two actions have reduced the Company’s issued share capital by 26,600,000 shares this week, equivalent to approximately 22% of the Company’s public float.

Background: Share Count Exercise and ERL Return

On April 23, 2026, the Company announced the completion of an internal share count exercise that identified up to 30.1 million Class A Ordinary Shares targeted for retirement or removal from the public float. The identified shares comprised, among other items, approximately 17.3 million unclaimed shares issued under the Company’s Asset Purchase Agreement with ERL and currently held at the Company’s transfer agent (VStock), and approximately 5.5 million shares payable to the Company in connection with its prior shareholding in ERL.

On June 16, 2026, the Board of Directors of ERL authorised the return to the Company of 20,000,000 of the Company’s Class A Ordinary Shares, and the Company’s Board of Directors voted to immediately cancel those shares. Further to the board votes, the Company gave a cancellation notice to its transfer agent, VStock Transfer. The balance of the identified shares will be maintained in reserve by the ERL board to meet any possible future claims from verified shareholders.

Roger James Hamilton, Founder and CEO of Genius Group, said “Through the actions taken this week, the Company has reduced its issued share capital by 26.6 million shares while retaining the value of the underlying assets the Company has acquired - namely 100% ownership of Entrepreneur Resorts Ltd. By reducing the share count while holding the asset side of the balance sheet, the Company has, on an arithmetic basis, increased its Net Asset Value per Share (NAVPS) for the benefit of all shareholders, and we believe the underlying assets will contribute to the long-term value of Genius Group.”

Continued Focus on NAVPS

Today’s cancellation forms part of the Company’s previously announced capital allocation strategy, which is focused on growing NAVPS through:

1.	the retirement or removal of identified non-trading shares,
2.	further repurchases under the shareholder-approved buyback mandate, and
3.	growth in the Company’s net assets through its education businesses and dual-treasury strategy.

As per its announcement on June 15, 2026, the Company has identified an aggregate of up to 43.3 million shares targeted for repurchase, return and/or retirement, representing approximately 36% of the Company’s public float.

The 26.6 million shares cancelled this week represents 61% of the 43.3 million shares targeted.

While the timing and amount of any further repurchases or cancellations cannot be assured, the Company intends to act diligently and with best efforts to complete the residual capacity under the shareholder-approved buyback mandate prior to its expiry on July 6, 2026.

At the Company’s Annual General Meeting scheduled for July 7, 2026, shareholders will be invited to approve a further buyback mandate of up to 20% of the Company’s issued Class A Ordinary Shares, valid for the following twelve months. Details of the AGM are available in the Company’s SEC filings here.

About Genius Group

Genius Group (NYSE: GNS) is a global education group delivering AI powered, education and acceleration solutions for the future of work. Genius Group serves 6 million users in over 100 countries through its Genius City model and online digital marketplace of AI training, AI tools and AI talent. It provides personalized, entrepreneurial AI pathways combining human talent with AI skills and AI solutions at the individual, enterprise and government level. To learn more, please visit geniusgroup.ai

Forward-Looking Statements

Statements made in this press release include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements can be identified by the use of words such as “may,” “will”, “plan,” “should,” “expect,” “anticipate,” “estimate,” “continue,” or comparable terminology. Such forward-looking statements are inherently subject to certain risks, trends and uncertainties, many of which the Company cannot predict with accuracy and some of which the Company might not even anticipate and involve factors that may cause actual results to differ materially from those projected or suggested. Readers are cautioned not to place undue reliance on these forward-looking statements and are advised to consider the factors listed above together with the additional factors under the heading “Risk Factors” in the Company’s Annual Reports on Form 20-F, as may be supplemented or amended by the Company’s Reports of a Foreign Private Issuer on Form 6-K. The Company assumes no obligation to update or supplement forward-looking statements that become untrue because of subsequent events, new information or otherwise. No information in this press release should be construed as any indication whatsoever of the Company’s future revenues, results of operations, or stock price.

Contacts

For enquiries, contact investor@geniusgroup.ai